Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: KLA Corp (KLAC)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

KLA Corporation (KLAC)

Item #4
Vote Yes: Net Zero Targets & Climate Transition Planning

Annual Meeting: November 2, 2022

CONTACT: David Shugar | david@asyousow.org

THE RESOLUTION

BE IT RESOLVED:  Shareholders request the Board issue a report, at reasonable expense and excluding confidential information, disclosing how the Company intends to reduce its GHG emissions in alignment with the Paris Agreement's 1.5 degree Celsius (1.5°C) goal requiring net zero emissions by 2050.

Supporting Statement: Proponents suggest, at Board and Company discretion, that KLA Corporation report:

•	A timeline for setting a net zero GHG reduction target and 1.5°C aligned interim goals;
•	An enterprise-wide climate transition plan to achieve net zero emissions;
•	Annual progress towards meeting its emissions reduction goals;
•	Other information the Board deems appropriate.

SUMMARY

Shareholders require assurance that management is working at the scale and pace necessary to reduce KLA’s emissions in alignment with global climate goals and to protect KLA’s position, performance, and prospects as the economic risks of climate change increase. As recent years have set new records for billion-dollar climate-related disasters in the U.S., the Commodity Futures Trading Commission identifies climate change as a severe risk to the stability of the U.S. financial system.1 The latest IPCC publication from Working Group III states that the window for limiting global warming to 1.5°C is quickly narrowing and that immediate, sharp emissions reduction is required of all market sectors and industries.2 Beyond physical risks, companies face increasingly costly regulatory, technology, and reputational risks associated with inadequate management of material climate risk.3

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1 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf , pg. 1

2 https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_FinalDraft_FullReport.pdf

3 http://blogs.edf.org/climate411/files/2021/02/Mandating_Climate_Risk_Financial_Disclosures.pdf , pg. 6

2022 Proxy Memo Dollar Tree | Net Zero Targets & Climate Transition Planning

The global push towards net zero provides a significant opportunity to companies such as KLA, which operate in the specialty manufacturing and semiconductor industries, to grow their business as demand for transition technologies and suppliers increase. The better a company anticipates material sustainability issues such as climate change, the more likely it will adapt its business model, protect its competitive position, and be successful in long term value creation.4 Setting 1.5°C-aligned goals and developing a transition plan that addresses all scopes of emissions is a key component in effectively managing material climate risk and maintaining a competitive, responsive business model.

KLA currently has targets that address only 1% of its total GHG emissions, leaving 99% of its GHG emissions unaddressed, creating significant business risk for the company. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

KLA Corporation has provided insufficient disclosure and policies on managing climate risks. We recognize and support KLA’s goal to achieve net zero Scope 1 and 2 emissions by 2050. However, Scope 1 and 2 emissions contribute less than one percent of KLA’s total emissions.5 Additionally, KLA’s operational emissions increased from 2020 to 2021.6 While KLA promises to produce a “feasible but ambitious” Scope 3 emissions reduction goal, KLA does not clarify what level of reduction it will set, whether such target will align with 1.5°C, or when it will produce such goal. This response does not provide investors an adequate understanding of KLA’s ability to manage increasing climate risk in line with the Paris Agreement’s 1.5oC reduction goal. This information is necessary for investors to compare KLA’s progress against other similar companies, to assess its level of risk and responsiveness to climate change, and to make better informed investment decisions. It would also send a strong signal to investors that KLA is positioning itself for success in a transition economy.

KLA Corporation lags peer companies in disclosure and commitments. Investor and market expectations are moving companies to mitigate climate risk and set Paris-aligned targets. At least one fifth of the world’s 2,000 largest publicly listed companies have established, or committed to establish, a net zero GHG reduction target.7 KLA identified peers -- Applied Materials, Inc., Analog Devices Inc., and Marvell Technology Group Ltd. -- are members of the Science Based Targets initiative’s Business Ambition for 1.5°C campaign and have committed to reduce emissions in line with the global Paris goal.8 Other KLA peers such as ASML Holdings, Corning Incorporated, Keysight Technologies, Inc., and LAM Research Corporation, have also committed to establish Paris-aligned emission reduction goals certified by the Science Based Targets initiative, which requires companies to address all relevant emissions scopes.9 Many other specialty electronics and semiconductor businesses are setting Paris-aligned emission reduction targets, including Advanced Micro Devices, Inc, Navitas Semiconductor Ltd., Nordic Semiconductor ASA, NXP Semiconductors, and more. KLA Corp lags competitors in developing and implementing science-based emission reduction targets covering its full value chain and robust plans to achieve them. This may reduce our competitive advantage and risk market opportunities.

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4 https://www.jstor.org/stable/pdf/resrep28637.pdf?refreqid=excelsior%3A8a6bbe53498d1d72bd8a645aa024d8bc&ab_segments=0%2FSYC-6451%2Fcontrol&origin=&acceptTC=1

5 https://www.kla.com/documents/2021/KLA_2019-2020%20Global%20Impact%20Report_Final.pdf, pg. 26

6 https://www.kla.com/wp-content/uploads/KLA_2021_Global_Impact_Report.pdf, pg. 50

7 https://www.forbes.com/sites/dishashetty/2021/03/24/a-fifth-of-worlds-largest-companies-committed-to-net-zero-target/?sh=4218c45a662f

8 https://sciencebasedtargets.org/companies-taking-action

9 https://sciencebasedtargets.org/companies-taking-action?msclkid=a33afe0ab94b11ecab4dcbe8382b4c64

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2022 Proxy Memo Dollar Tree | Net Zero Targets & Climate Transition Planning

KLA Corporation is failing to meet investor expectations regarding climate risk mitigation. Currently, more than $130 trillion of assets under management is committed to achieve 1.5°C.10 The Climate Action 100+ initiative, a coalition of 700 investors with over $68 trillion in assets, outlines metrics of climate accountability in its Net Zero Company Benchmark, including: 1) a net zero goal; 2) short, medium, and long term GHG reduction targets aligned with the Paris Agreement; and 3) a transition action plan, among other measures. Across the market, over 1,463 companies have joined the Science-Based Targets initiative’s Business Ambition for 1.5°C campaign, committing to set net zero emission reduction targets in line with a 1.5°C future.11 As Paris-aligned goals and transition plans become the norm, KLA may risk its status as an industry leader if it does not set such goals across its full range of emissions.

KLA Corporation is exposed to numerous financial, technological, and regulatory risks associated with climate change. In its 2022 Form 10-K, KLA notes that its own operations and those of its suppliers are subject to disruption, and that certain disruptive events may become more frequent or intense as a result of climate change.12 Disruptions can delay shipment of necessary products and components, reducing KLA’s ability to perform services requested by customers. A strong transition plan will minimize disruption risk and better compete with businesses with resilient value chains. KLA also notes in its 2022 Form 10-K that it is vulnerable to increased regulatory requirements and changes in environmental law relating to climate change that could cause increased compliance-related costs and risks. As state and federal policymakers continue to focus on climate legislation,13 KLA states that it may incur significant costs or other adverse impacts on its business were it, or others in its value chain, required to install additional equipment, alter operations to incorporate new technologies or processes, or revise process inputs.

Preparing for increasingly likely shifts in the regulatory environment will ensure KLA is able to maintain its technology advantage and invest appropriately in research and development that support its leading-edge status. It is in KLA’s best interest to proactively comply with global climate policy momentum and align internal processes, as well as capital allocation decisions, in a business model that will succeed in a net zero economy. Adoption of this resolution could also facilitate compliance with the SEC’s recently proposed climate disclosure rules.14 Developing and disclosing a transition plan aligned with the Paris Agreement now will reduce the risk of hasty, ineffective, and costly decarbonization compliance in the future.

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10 https://www.gfanzero.com/press/amount-of-finance-committed-to-achieving-1-5c-now-at-scale-needed-to-deliver-the-transition/

11 https://sciencebasedtargets.org/business-ambition-for-1-5c

12 https://www.sec.gov/ix?doc=/Archives/edgar/data/319201/000031920122000023/klac-20220630.htm

13 https://www.weforum.org/agenda/2022/09/us-climate-change-tech-spending/

14 https://www.sec.gov/news/press-release/2022-46

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2022 Proxy Memo Dollar Tree | Net Zero Targets & Climate Transition Planning

In sum, setting net zero goals and disclosing a transition plan will reduce KLA’s vulnerability to climate-related manufacturing disruptions, changing regulatory and investor expectations, and technological costs, while ensuring that KLA is prepared to respond to the opportunities presented by a transitioning economy.

RESPONSE TO KLA CORP BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

KLA states in its opposition statement that this resolution takes an overly prescriptive approach. To the contrary, proponents of this resolution recognize that each company’s Paris-aligned transition planning will be unique to its sector and business model, and therefore defers to board and management discretion on specific implementation. The resolution seeks alignment with best-practice climate mitigation goals that have been adopted by thousands of companies and are expected by investors representing trillions in assets under management. Without 1.5°C degree aligned goals for its full scope of emissions and a comprehensive transition plan, KLA lags peers in climate risk mitigation and fails to align with investor expectations. Providing comprehensive climate disclosures, including goals and a transition plan, will provide investors with greater transparency on KLA’s ability to compete in a net zero economy and be resilient to increasing climate disruptions.

KLA also states that it would be irresponsible to commit to the requested actions before completing foundational steps. We agree, but absent a 1.5°C commitment, investors do not have insight into whether or not KLA is on a trajectory to align its value chain with investor expectations for net zero emissions. Once Paris-aligned goals are set, the company can then develop a transition plan to achieve such goals.

While the proponents of this resolution fully support KLA’s commitment to operational net zero and sourcing 100% renewable electricity, these actions address less than one percent of KLA’s total emissions and therefore do not adequately address risks. The IPCC has made it clear that the global community has delayed climate action to the point where immediate action is needed from all sectors. While research and development of more efficient production methods and products will continue as timelines extend toward 2050, companies must set milestones and goals now to drive necessary action and to take advantage of all available emissions reductions and opportunities. Creating a 1.5°C-aligned, transition plan for its full value chain will assure investors that KLA is taking the action necessary to remain competitive and resilient in the near term as well as the long term. Companies that delay value chain decarbonization action risk being surpassed by competitors and will be increasingly vulnerable to climate risk. Therefore, to protect KLA’s position and opportunities, it is in shareholders’ best interest that KLA set net zero goals and disclose its transition planning process.

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2022 Proxy Memo Dollar Tree | Net Zero Targets & Climate Transition Planning

CONCLUSION

Vote “Yes” on this Shareholder Proposal to establish a Climate Transition Report on Company

Alignment with the global 1.5oC Goal. KLA and its shareholders will benefit from setting clear goals to reduce its GHG emissions footprint in line with the 1.5°C degree Paris Agreement and outline a roadmap for how it plans to transition successfully to thrive in a low carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact David Shugar, As You Sow, david@asyousow.org

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